DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

C 32547-03

# Articles of Incorporation
(PURSUANT TO NRS 78)

FILED
DEC 2 9 2003
Dean Heller
Secretary of State

*Important. Read attached instructions before completing form.*

ABOVE SPACE IS FOR OFFICE USE ONLY

| | |
|---|---|
| 1. **Name of Corporation:** | MOJO ENTERTAINMENT, INC. |
| 2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served) | STEVENSON MANAGEMENT GROUP, INC.<br>Name<br>9750 PEACE WAY (Street Address) LAS VEGAS (City) NEVADA 89147 (Zip Code)<br>Optional Mailing Address / City / State / Zip Code |
| 3. **Shares:** (number of shares corporation authorized to issue) | Number of shares with par value: 75,000,000 Par value: $ .001 Number of shares without par value: 0 |
| 4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page there is more than 2 directors/trustees) | 1. BOB DEKETT<br>Name<br>225 WEST SANTA CLARA ST. #600 (Street Address) SAN JOSE (City) CA (State) 95113 (Zip Code)<br>2. KEVIN MURPHY<br>Name<br>1109 7TH COURT (Street Address) FOX ISLAND (City) WA (State) 98333 (Zip Code)<br>3.<br>Name<br>Street Address / City / State / Zip Code |
| 5. **Purpose:** (optional-see instructions) | The purpose of this Corporation shall be:<br>ANY LEGAL PURPOSE |
| 6. **Names, Address and Signature of Incorporator.** (attach additional page there is more than 1 incorporator) | KEVIN MURPHY (Name) [signature] (Signature)<br>1109 7TH COURT (Address) FOX ISLAND (City) WA (State) 98333 (Zip Code) |
| 7. **Certificate of Acceptance of Appointment of Resident Agent:** | I hereby accept appointment as Resident Agent for the above named corporation.<br>[signature] Authorized Signature of R. A. or On Behalf of R. A. Company — 12/29/2003 Date |

*This form must be accompanied by appropriate fees. See attached fee schedule.*